SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 1
                                  SCHEDULE 13D
                                 (Rule 13d-101)
                    Under the Securities Exchange Act of 1934


                           WILTEL COMMUNICATIONS, INC.
               (SUCCESSOR TO WILLIAMS COMMUNICATIONS GROUP, INC.)
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   972487 10 2
--------------------------------------------------------------------------------
                                 (CUSIP number)


                                JOSEPH A. ORLANDO
                   VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                          LEUCADIA NATIONAL CORPORATION
                              315 PARK AVENUE SOUTH
                            NEW YORK, NEW YORK 10010


                                 WITH A COPY TO:


                            ANDREA A. BERNSTEIN, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)


                                OCTOBER 28, 2002
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.
                         (Continued on following pages)
                              (Page 1 of 8 pages)



----------------------------------------------------------------------              ------------------------------------------------
CUSIP No.  972487 10 2                                                     13D
----------------------------------------------------------------------              ------------------------------------------------
------------------- -------------------------------------------------- -------------------------------------------------------------
        1           NAME OF REPORTING PERSON:                          LUK Acquisition I, LLC
                    S.S. OR I.R.S. IDENTIFICATION NO.
                    OF ABOVE PERSON:
------------------- ---------------------------------------------------------------------------------------------------- -----------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                        (a) [x]
                                                                                                                             (b) [_]
------------------- ----------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ------------------------------- --------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:                N/A

------------------- ---------------------------------------------------------------------------------------------------- -----------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                      [_]
------------------- -------------------------------------------------- -------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:              Delaware

------------------------------ ------- -------------------------------------------- ------------------------------------------------
          NUMBER OF              7     SOLE VOTING POWER:                           -0-
           SHARES
                               ------- -------------------------------------------- ------------------------------------------------
        BENEFICIALLY             8     SHARED VOTING POWER:                         11,775,000 (see Item 5)
          OWNED BY
                               ------- -------------------------------------------- ------------------------------------------------
            EACH                 9     SOLE DISPOSITIVE POWER:                      -0-
          REPORTING
                               ------- -------------------------------------------- ------------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                    11,775,000 (see Item 5)

------------------- --------------------------------------------------------------- ------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:        11,775,000 (see Item 5)

------------------- ---------------------------------------------------------------------------------------------------- -----------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                       [_]

------------------- ---------------------------------------------------------------------------------------------------- -----------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  23.55%

------------------- -------------------------------------------------- -------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                          OO       (Limited Liability Company)

------------------- -------------------------------------------------- -------------------------------------------------------------






                                      2


---------------------------------------------------------------------              -------------------------------------------------
CUSIP No.  972487 10 2                                                     13D
----------------------------------------------------------------------              ------------------------------------------------

------------------- -------------------------------------------------- -------------------------------------------------------------
        1           NAME OF REPORTING PERSON:                          LUK Acquisition II, LLC
                    S.S. OR I.R.S. IDENTIFICATION NO.
                    OF ABOVE PERSON:
------------------- ---------------------------------------------------------------------------------------------------- -----------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                        (a) [x]
                                                                                                                             (b) [_]
------------------- ----------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ------------------------------- --------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:                N/A

------------------- ---------------------------------------------------------------------------------------------------- -----------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                      [_]
------------------- -------------------------------------------------- -------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:              Delaware

------------------------------ ------- -------------------------------------------- ------------------------------------------------
          NUMBER OF              7     SOLE VOTING POWER:                           -0-
           SHARES
                               ------- -------------------------------------------- ------------------------------------------------
        BENEFICIALLY             8     SHARED VOTING POWER:                         10,225,000 (see Item 5)
          OWNED BY
                               ------- -------------------------------------------- ------------------------------------------------
            EACH                 9     SOLE DISPOSITIVE POWER:                      -0-
          REPORTING
                               ------- -------------------------------------------- ------------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                    10,225,000 (see Item 5)

------------------- --------------------------------------------------------------- ------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:        10,225,000 (see Item 5)

------------------- ---------------------------------------------------------------------------------------------------- -----------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                       [_]

------------------- ---------------------------------------------------------------------------------------------------- -----------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   20.45%

------------------- -------------------------------------------------- -------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                          OO       (Limited Liability Company)

------------------- -------------------------------------------------- -------------------------------------------------------------






                                       3


----------------------------------------------------------------------              ------------------------------------------------
CUSIP No.  972487 10 2                                                     13D
----------------------------------------------------------------------              ------------------------------------------------

------------------- -------------------------------------------------- -------------------------------------------------------------
        1           NAME OF REPORTING PERSON:                          Leucadia National Corporation
                    S.S. OR I.R.S. IDENTIFICATION NO.
                    OF ABOVE PERSON:
------------------- ---------------------------------------------------------------------------------------------------- -----------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                        (a) [x]
                                                                                                                             (b) [_]
------------------- ----------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ------------------------------- --------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:                WC

------------------- ---------------------------------------------------------------------------------------------------- -----------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                      [_]
------------------- -------------------------------------------------- -------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:              New York

------------------------------ ------- -------------------------------------------- ------------------------------------------------
          NUMBER OF              7     SOLE VOTING POWER:                             1,700,000 (see Item 5)
           SHARES
                               ------- -------------------------------------------- ------------------------------------------------
        BENEFICIALLY             8     SHARED VOTING POWER:                         22,000,000 (see Item 5)
          OWNED BY
                               ------- -------------------------------------------- ------------------------------------------------
            EACH                 9     SOLE DISPOSITIVE POWER:                        1,700,000 (see Item 5)
          REPORTING
                               ------- -------------------------------------------- ------------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                    22,000,000 (see Item 5)

------------------- --------------------------------------------------------------- ------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:        23,700,000 (see Item 5)

------------------- ---------------------------------------------------------------------------------------------------- -----------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                       [_]

------------------- ---------------------------------------------------------------------------------------------------- -----------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  47.40%

------------------- -------------------------------------------------- -------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                          CO

------------------- -------------------------------------------------- -------------------------------------------------------------


Item 1.       Security and Issuer.
              -------------------

              This Statement constitutes Amendment No. 1 ("Amendment No. 1") to the statement on Schedule 13D (the "Original 13D") filed with the Securities and Exchange Commission by Leucadia National Corporation ("Leucadia"), and its subsidiaries, LUK Acquisition I, LLC ("LUK I") and LUK Acquisition II, LLC ("LUK II"), with respect to the common stock, $0.01 par value per share (the "WilTel Common Stock"), of WilTel Communications Group, Inc., a Nevada corporation ("WilTel").

              Unless otherwise indicated, all capitalized terms used herein have the meanings ascribed to them in the Original 13D.

Item 3.       Source and Amount of Funds or Other Consideration.
              -------------------------------------------------

              On October 28, 2002, Leucadia purchased 1,700,000 shares of WilTel Common Stock, on a when issued basis, from Jefferies & Company, Inc. and two funds managed by Jefferies for an aggregate purchase price of $20,400,000.
The funds used for this acquisition were obtained from Leucadia's working capital.

Item 5.       Interest in Securities of the Issuer.
              ------------------------------------

              (a)-(b) As of October 28, 2002, the Beneficial Owners beneficially owned the following shares of WilTel Common Stock:

                  (i) LUK I is the direct owner of 11,775,000 shares of WilTel Common Stock representing 23.55% of the 50,000,000 shares of WilTel Common Stock outstanding after giving effect to issuances of WilTel Common Stock pursuant to the Plan (the "Outstanding Shares").

                  (ii) LUK II is the direct owner of 10,225,000 shares of WilTel Common Stock representing 20.45% of the Outstanding Shares.

                  (iii) Upon issuance, Leucadia will be the direct owner of 1,700,000 shares of WilTel Common Stock representing 3.40% of the Outstanding Shares. By virtue ofits ownership of all of the outstanding membership interests of LUK I and LUK II, for purposes of this Amendment No. 1, Leucadia may be deemed to share voting and dispositive power with respect to the shares of WilTel Common Stock owned of record by LUK I and LUK II, and therefore may be deemed to be the beneficial owner of an aggregate 23,700,000 shares of WilTel Common Stock representing 47.40% of the Outstanding Shares.

              (c) Item 3 is incorporated herein by reference. Except for the 1,700,000 shares of WilTel Common Stock purchased on October 28, 2002 by Leucadia, none of the Beneficial Owners, nor, to the best of their knowledge, any of their respective executive officers or directors has effected any transactions in WilTel Common Stock since the filing of the Original 13D, which was filed on October 24, 2002.

              (d) Not applicable.

              (e) Not applicable.


Item 6.       Contracts, Arrangements, Understanding or Realtionships With
              ------------------------------------------------------------
              Respect to Securities of the Issuer.
              ------------------------------------


              See Item 3 hereof, which is incorporated herein by reference.



Item 7.       Material to be Filed as Exhibits.
              --------------------------------

              1. Agreement among the Beneficial Owners with respect to the filing of this Amendment No. 1.

                                    SIGNATURE
                                    ---------

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Dated:  October 30, 2002

                               LUK ACQUISITION I, LLC

                               BY:/s/ Joseph A. Orlando
                                  ----------------------------------------------
                               Name: Joseph A. Orlando
                               Title: President


                               LUK ACQUISITION II, LLC

                               BY:/s/ Joseph A. Orlando
                                  ----------------------------------------------
                               Name: Joseph A. Orlando
                               Title: President


                               LEUCADIA NATIONAL CORPORATION

                               BY:/s/ Joseph A. Orlando
                                  ----------------------------------------------
                               Name: Joseph A. Orlando
                               Title: Vice President and Chief Financial Officer